Condensed Consolidated Interim Financial Statements

Three and Six Months Ended June 30, 2015

(UNAUDITED)

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited and expressed in thousands of Canadian dollars)

		June 30,	December 31,
	Note	2015	2014
Assets
Current assets
Cash		$67,978	$52,770
Trade receivables		277	—
Inventories	3	23,995	25,079
Prepaid expenses and other	4	8,992	8,578
Total current assets		101,242	86,427
Mineral properties, plant and equipment	5	212,933	187,665
Restricted cash	9	18,807	21,808
Deferred tax asset		420	306
Total assets		$333,402	$296,206
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$19,624	$13,611
Income taxes payable		4,405	1,370
Obligations under gold purchase agreement, current	6	11,483	10,278
Senior notes, current	7	3,664	3,664
Derivative liability related to gold supply agreement, current	8	1,564	1,495
Total current liabilities		40,740	30,418
Obligations under gold purchase agreement	6	22,115	23,618
Senior notes	7	17,158	18,613
Derivative liability related to gold supply agreement	8	2,790	3,578
Decommissioning provision	9	23,741	21,442
Deferred tax liability		6,716	5,978
Total liabilities		113,260	103,647
Shareholders' Equity
Share capital		190,076	184,292
Contributed surplus		24,676	24,822
Deficit		(10,773)	(25,650)
Accumulated other comprehensive income		16,163	9,095
Total shareholders' equity		220,142	192,559
Total liabilities and shareholders' equity		$333,402	$296,206

See Commitments and Contingencies (note 18)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Income
(Unaudited and expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014
Revenues		$50,991	$36,444	$98,243	$39,071
Cost of sales
Production costs		25,429	18,723	52,289	20,398
Depreciation and depletion		8,709	6,649	18,298	6,926
Gross profit		16,853	11,072	27,656	11,747
General and administrative expenses		3,717	2,173	7,159	4,403
Loss on asset classified as held for sale	4	432	—	432	—
Income from operations		12,704	8,899	20,065	7,344
Business acquisition costs		—	(383)	—	(2,257)
Gain on derivative, net	8	143	1,033	365	1,592
Finance charges	11	(2,642)	(2,726)	(5,292)	(4,236)
Foreign currency (loss) gain		(1,724)	1,012	7,783	1,012
Income before tax		8,481	7,835	22,921	3,455
Income tax expense	12	3,666	3,394	8,044	1,426
Net income		$4,815	$4,441	$14,877	$2,029

Net income per share
Basic	13	0.04	0.04	0.12	0.02
Diluted	13	0.04	0.04	0.11	0.02

Weighted average number of shares outstanding
Basic	13	129,985,533	111,390,375	128,664,705	109,338,086
Diluted	13	137,366,511	113,912,003	135,258,516	111,818,752

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited and expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net income	$4,815	$4,441	14,877	$2,029
Other comprehensive income (loss), net of tax:
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	(1,785)	(6,195)	7,068	(2,682)
Comprehensive income (loss)	$3,030	$(1,754)	$21,945	$(653)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited and expressed in thousands of Canadian dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014
Operating activities
Net income		$4,815	$4,441	$14,877	$2,029
Items not involving cash:
Depreciation and depletion		8,749	6,714	18,377	7,007
Change in fair value of derivative	8	(494)	(1,099)	(1,090)	(1,658)
Finance charges		2,682	2,660	5,359	4,236
Foreign exchange loss (gain)		1,724	(1,311)	(7,783)	(1,311)
Deferred tax expense	12	810	2,489	1,015	521
Share-based compensation	10	757	403	1,531	806
Loss on assets classified as held for sale	4	432	—	432	—
Deliveries under gold purchase agreement		(2,998)	(1,329)	(6,061)	(1,329)
		16,477	12,968	26,657	10,301
Changes in non-cash working capital
Trade receivables		(277)	—	(277)	—
Inventories		938	(1,755)	1,257	(9,241)
Prepaid expenses and other		365	(789)	(4,384)	(1,135)
Accounts payable and accrued liabilities		3,262	1,570	6,354	9,477
Income taxes payable		2,320	905	(955)	905
Net cash provided by operating activities		23,085	12,899	28,652	10,307
Investing activities
Expenditures on mineral properties, plant and equipment		(14,726)	(6,627)	(25,776)	(10,875)
Decrease (increase) in restricted cash, net	9	4,210	(254)	8,336	(31,244)
Interest received		40	3	67	48
Cash paid for acquisition of Midas		—	—	—	(63,670)
Net cash used in investing activities		(10,476)	(6,878)	(17,373)	(105,741)
Financing activities
Issuance of share capital, net		2,751	2,210	4,107	45,321
Repayment of debt		(1,000)	—	(2,000)	(7,000)
Interest paid		(658)	(695)	(1,334)	(1,942)
Proceeds under gold purchase agreement, net		—	—	—	35,982
Proceeds from gold royalty advance		—	—	—	1,367
Proceeds from debt		—	—	—	23,109
Net cash provided by financing activities		1,093	1,515	773	96,837
Effect of foreign exchange on cash balances		(583)	(69)	3,156	194
Net increase in cash		13,119	7,467	15,208	1,597
Cash, beginning of period		54,859	7,639	52,770	13,509
Cash, end of period		$67,978	$15,106	$67,978	$15,106

See supplemental cash flow information (note 16)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and expressed in thousands of Canadian dollars, except common shares issued and outstanding)

		Common Shares(1)
		Shares				Accumulated
		issued and				other	Total
		outstanding,	Share	Contributed	Accumulated	comprehensive	shareholders'
	Note	no par value	capital	surplus	deficit	income	equity
Balance at December 31, 2014		127,329,200	$184,292	$24,822	$(25,650)	$9,095	$192,559
Options exercised under the Share Option Plan	10	1,640,449	3,427	(1,016)	—	—	2,411
Warrants exercised	10	1,101,430	2,090	(394)	—	—	1,696
Share-based compensation under the Share Option Plan		—	—	1,264	—	—	1,264
Shares based compensation under the Share Compensation Plan		—	267		—	—	267
Net income		—	—	—	14,877	—	14,877
Foreign currency translation adjustments		—	—	—	—	7,068	7,068
Balance at June 30,2015		130,071,079	$190,076	$24,676	$(10,773)	$16,163	$220,142

Balance at December 31, 2013		79,746,291	$111,596	$14,545	$(43,951)	$4,246	$86,436
Shares issued under the Share Compensation Plan		35,525	67		—	—	67
Options exercised under the Share Option Plan		441,049	802	(254)	—	—	548
Warrants exercised		2,716,699	4,153	(433)	—	—	3,720
Share-based compensation under the Share Option Plan		—	—	792	—	—	792
Common shares issued, net of issuance costs		29,400,000	40,493	—	—	—	40,493
Subscription receipts		—	—	507	—	—	507
Warrants issued with Senior Notes financing	7	—	—	1,754	—	—	1,754
Warrants issued for Midas acquisition		—	—	6,500	—	—	6,500
Net income		—	—	—	2,029	—	2,029
Foreign currency translation adjustments		—	—	—	—	(2,682)	(2,682)
Balance at June 30, 2014		112,339,564	$157,111	$23,411	$(41,922)	$1,564	$140,164

(1) The Company has unlimited common shares authorized for issuance.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited and expressed in thousands of Canadian dollars)

1. Nature of Operations

Klondex Mines Ltd. (the "Company") is a gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of the Company's revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. The Company has 100% interests in two producing mineral properties: the Fire Creek project (the "Fire Creek Project” or “Fire Creek”) and the Midas mine and ore milling facility (collectively the "Midas Mine" or “Midas”) as well as other early-stage exploration properties, all of which are located in the State of Nevada, USA. The Company's milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek.

The Company was incorporated on August 25, 1971 under the laws at British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "KDX" and on the OTCQX under the symbol "KLNDF".

The Company’s registered office is located at 1055 West Hastings Street, Suite 220, Vancouver, British Columbia, Canada V6C 2E9.

2. Significant Accounting Policies

Basis of presentation

The Company's condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and as applicable to interim financial reports including IAS 34 'Interim Financial Reporting', and therefore do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Annual consolidated financial statements for the year ended December 31, 2014, which were prepared in accordance with IFRS.

These condensed consolidated interim financial statements are expressed in thousands of Canadian dollars (unless otherwise stated) and include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, which are wholly owned, are 0985472 B.C. Ltd, and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold and Silver Mining Company, Klondex Midas Holding Limited and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

The Board of Directors, approved these unaudited condensed consolidated interim financial statements on August 10, 2015.

Significant accounting policies

Other than as disclosed below, the preparation of the Company's condensed consolidated interim financial statements follow the same accounting policies disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2014.

Assets held for sale - From time to time the Company may determine that certain of its long-lived assets no longer fit into its strategic operating plans and commit to a plan to sell such identified assets which are then classified within Prepaid expenses and other as "Assets held for sale". Assets held for sale are actively marketed at competitive prices which the Company believes will result in their sale within the next 12 months. Assets held for sale are carried at the lower of their carrying amount or fair value less costs to sell. The Company assesses the fair value (less costs to sell) of assets held for sale at each annual and interim reporting period. Liabilities related to assets held for sale (if any), are classified as current liabilities. The Company ceases depreciation on assets classified as held for sale. Amounts resulting from adjusting an asset held for sale to fair value (less costs to sell) are recorded to Loss on asset classified as held for sale. Refer to Note 4. Prepaid Expenses and Other for additional detail.

Recently issued accounting pronouncements

The Company has not adopted or applied any recently issued accounting pronouncements during the preparation of these unaudited condensed consolidated interim financial statements for the six months ended June 30, 2015. The Company continues to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of its audited consolidated financial statements for the year ended December 31, 2014.

Significant judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and reported amounts of expenses and taxes during the reporting period. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2015, the Company applied the critical judgments and estimates disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2014.

Reclassifications

Certain reclassifications have made to the prior period financial statements to conform to the current period presentation. In the condensed consolidated interim statements of financial position the Company reclassified $3.8 million from Receivables at December 31, 2014 to Prepaid expenses and other and made conforming changes to the condensed consolidated interim statements of cash flows. As of June 30, 2015, amounts shown as Trade receivables include only amounts related to the sale of gold and silver. These reclassifications had no effect on previously reported total assets, liabilities, cash flows, or net income.

3. Inventories

	June 30, 2015	December 31, 2014
Supplies	$2,916	$1,661
Stockpiles	4,511	6,265
In-process	8,521	6,086
Dore finished goods	8,047	11,067
	$23,995	$25,079

As of June 30, 2015 and December 31, 2014, the Company's stockpiles, in-process, and dorefinished goods inventories included $5.5 million and $6.7 million, respectively, of capitalized non-cash depreciation and amortization costs.

4. Prepaid Expenses and Other

	June 30,	December 31,
	2015	2014
State of Nevada net proceeds tax receivable	$2,969	$3,182
Prepaid State of Nevada net proceeds tax	1,909	—
Prepaid insurances	1,388	346
Claim maintenance and land holding costs	286	595
Equipment held for sale	231	—
Reclamation bond cash collateral receivable	—	3,510
Others	2,209	945
	$8,992	$8,578

During the second quarter of 2015, a used underground drill with a net book value of $0.7 million was classified as held for sale which resulted in the Company recording a $0.4 million loss to adjust the asset to its estimated fair value (less costs to sell).

5. Mineral Properties, Plant and Equipment

		Mineral	Plant and
	Note	properties	equipment	Total
Cost
Balance at December 31, 2014		$149,826	$72,915	$222,741
Additions		17,111	11,269	28,380
Increase to decommissioning liability		—	450	450
Classified as held for sale	4	—	(738)	(738)
Foreign exchange		9,856	6,701	16,557
Balance at June 30, 2015		176,793	90,597	267,390
Accumulated depreciation and depletion
Balance at December 31, 2014		25,317	9,759	35,076
Additions		11,404	5,283	16,687
Classified as held for sale	4	—	(78)	(78)
Foreign exchange		2,012	760	2,772
Balance at June 30, 2015		38,733	15,724	54,457
Net book value June30, 2015		$138,060	$74,873	$212,933

6. Obligations Under Gold Purchase Agreement

In conjunction with its acquisition of Midas, on February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation (the "Gold Purchase Agreement") for net proceeds of US$32.6 million which requires physical gold deliveries to be made at the end of each month (with the first delivery commencing on June 30, 2014). Each gold delivery reduces the Obligations under gold purchase agreement balance and accrued interest based on a repayment amortization schedule established on the February 11, 2014 transaction date, which incorporated then current forward gold prices (ranging from US$1,290 to US$1,388) and an effective interest rate of approximately 18.3% .. Gold deliveries cease on December 31, 2018 following the delivery of 38,250 gold ounces.

During the six months ended June 30, 2015 and 2014, the Company delivered 3,750 and 965 ounces of gold, respectively, which reduced the obligations balance (excluding the effects of foreign currency revaluation) by approximately $2.5 million and $0.8 million, respectively, and satisfied approximately $3.2 million and $2.6 million of effective Finance charges. The following table provides a summary of the carrying value for the Gold Purchase Agreement:

	June 30,	December 31,
	2015	2014
Remaining obligations for future gold ounce deliveries	$29,696	$32,213
Effect of foreign currency revaluation	3,902	1,683
	33,598	33,896
Less: current portion	(11,483)	(10,278)
Non-current portion	$22,115	$23,618

The following table provides a summary by year of the remaining future scheduled gold ounce deliveries under the

Obligations under gold purchase agreement:

	2015	2016	2017	2018	Total
Scheduled gold ounces deliveries	3,750	8,000	8,000	8,000	27,750

7. Senior Notes

In conjunction with its acquisition of Midas, on February 11, 2014, the Company completed a private placement of units consisting of $25.0 million of 11.0% senior secured notes due August 11, 2017 (the "Senior Notes") and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders. The Company is required to make principal payments of $1.0 million per quarter ($4.0 million per year) in equal monthly installments from January 2015 through July 2017 and a $14.7 million payment in August 2017, the maturity date of the Senior Notes. Interest is payable at each month-end throughout the term of the Senior Notes. The Company has the option to repay the Senior Notes at any time on or after February 11, 2015 subject to repayment penalties ranging from 0% - 4%. The Senior Notes are carried net of issuance costs, which are being amortized to Finance charges using the effective interest method.

The following table provides a summary of the carrying value of the Senior Notes:

	June 30,	December 31,
	2015	2014
Unpaid principal of Senior Notes	$23,000	$25,000
Unamortized issuance costs	(2,178)	(2,723)
	20,822	22,277
Less: current portion, net of unamortized issuance costs	(3,664)	(3,664)
Non-current portion, net of unamortized issuance costs	$17,158	$18,613

The following table provides a summary by year of the remaining future scheduled cash payments due under the Senior Notes:

	2015	2016	2017	Total
Principal repayments of Senior Notes	$2,000	$4,000	$17,000	$23,000
Interest on Senior Notes	1,246	2,142	1,085	4,473
	$3,246	$6,142	$18,085	$27,473

8. Derivative Liability Related to Gold Supply Agreement

In conjunction with a debt financing, on March 31, 2011 the Company entered into a gold supply agreement (the "Gold Supply Agreement") which grants the counterparty the right to purchase, on a monthly basis, the refined gold produced from the Company's Fire Creek operation for a five-year period beginning in February 2013. When/if the counterparty elects to purchase the refined gold, the purchase price is calculated as the average PM settlement price per gold ounce on the London Bullion Market Association for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount is applicable through February 29, 2016.

The Company has classified the Gold Supply Agreement as a derivative instrument which is carried at fair value. Changes in fair value together with any losses realized from selling gold ounces under the Gold Supply Agreement are recorded to Gain on derivative, net. The following table provides a summary of amounts recorded to Gain on derivative, net and the number of gold ounces purchased by the counterparty under the Gold Supply Agreement (in thousands except gold ounces purchased by counterparty):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Gain (loss) on change in fair value of Gold Supply Agreement	$494	$1,099	$1,090	$1,658
Loss on gold ounces sold under the Gold Supply Agreement	(351)	(66)	(725)	(66)
	$143	$1,033	$365	$1,592
Gold ounces sold to counterparty	10,650	10,662	18,223	10,662

9. Decommissioning Provision

The Company’s decommissioning provision is related to its mining operations and activities at Fire Creek and Midas and, as such, is estimated using US dollars. The following table provides a summary of changes in the decommissioning provision:

June 30,
2015
Balance at beginning of period	$21,442
Additions from change in estimate	450
Accretion	231
Effect of foreign exchange revaluation	1,618
Balance at end of period	$23,741

As of June 30, 2015, the Company's decommissioning provision was fully secured by surety bonds totaling US$30.0 million, which was partially collateralized by restricted cash totaling $18.8 million. During the six months ended June 30, 2015, the Company reduced the amount of restricted cash balances collateralizing the surety bonds by $3.0 million (net).

10. Share Capital and Share-Based Compensation

The Company has previously issued share purchase warrants in conjunction with its February 2014 acquisition of Midas and various debt and equity financing activities. The Company's Share Incentive Plan ("SIP") permits the granting of share purchase options (under the Share Option Plan included in the SIP) and common share awards (under the Share Compensation Plan included in the SIP) to compensate eligible participants, which can include directors, officers, employees, and service providers to the Company.

Share Purchase Warrants and Share Option Awards

The following table summarizes activity of the Company's warrants and share options:

		Six months ended June 30, 2015
	Warrants		Share Options
		Weighted average			Weighted average
	Number	exercise price	Number		exercise price
Outstanding at December 31, 2014	11,755,126	$2.09	10,090,355		$1.70
Granted	—	—	985,000	(1)	2.31
Exercised	(1,101,430)	1.54	(1,640,449	) (2)	1.47
Forfeited/expired	(1,400,000)	2.76	(359,417)		1.91
Outstanding at June 30, 2015	9,253,696	$2.05	9,075,489		$1.80
Exercisable at June 30, 2015	9,253,696		5,175,594

(1) Weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted include a risk-free interest rate of 0.95%, volatility of 47.9%, dividend yield of 0.0%, expected option life of 5.0 years, and an exercise price of $2.56. (2) The weighted average share price on the date share options were exercised was $2.49.

The following table provides a summary of the Company's outstanding warrants and share options:

			June 30, 2015
	Warrants			Share options
		Weighted average	Weighted		Weighted average	Weighted
Exercise price	Number	remaining life	average	Number	remaining life	average
per share	outstanding	(years)	exercise price	outstanding	(years)	exercise price
$1.00 - $1.49	10,476	0.3	$1.43	1,721,126	1.48	$1.32
$1.50 - $1.99	3,757,020	1.28	1.88	4,064,167	2.25	1.69
$2.00 - $2.49	5,486,200	12.65	2.17	2,670,196	3.94	2.06
$2.50 - $3.00	—	—	—	620,000	1.52	2.58
	9,253,696	8.02	$2.05	9,075,489	2.55	$1.80

Common Share Awards

The following table summarizes activity of the Company's common shares granted under the Share Compensation Plan:

Six months ended
Number of common share awards	June 30, 2015
Outstanding at December 31, 2014	405,350
Vested	(11,842)
Outstanding at June 30, 2015	393,508

11. Finance Charges

The following table provides a summary of the Company's finance charges:

			Three months ended June 30,		Six months ended June 30,
		Note	2015	2014	2015	2014
Effective interest on obligations under gold purchase agreement		6	$1,556	$1,701	$3,173	$2,607
Senior Notes		7	934	945	1,888	1,450
Accretion of decommissioning provisions		9	112	74	231	217
Other interest expense (income), net			40	6	—	(38)
	$		2,642	$2,726	$5,292	$4,236

12. Income Taxes

The following table provides the composition of the Company's income tax expense between current tax and deferred tax:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Current income tax expense	$2,491	$1,855	$6,217	$905
Deferred income tax expense	1,175	1,539	1,827	521
	$3,666	$3,394	$8,044	$1,426

13. Net Income Per Share

The following table provides computations of the Company's basic and diluted net income per share (in thousands, except per share amounts):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net income	$4,815	$4,441	$14,877	$2,029
Weighted average common shares:
Basic	129,985,533	111,390,375	128,664,705	109,338,086
Effect of:
Stock options	4,133,117	1,434,716	3,770,204	1,428,222
Warrants	3,247,861	1,086,912	2,823,607	1,052,444
Diluted	137,366,511	113,912,003	135,258,516	111,818,752
Net income per share:
Basic	$0.04	$0.04	$0.12	$0.02
Diluted	$0.04	$0.04	$0.11	$0.02

14. Segment Information

The Company's reportable segments are comprised of operating units which have revenues, earnings or losses, or assets exceeding 10% of the respective consolidated totals. Results of the Company’s three operating segments are reviewed by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segments and to assess their performance. The table below summarizes the segment information:

	Three months ended June 30, 2015				Three months ended June 30, 2014
			Corporate				Corporate
	Fire Creek	Midas	and other	Total	Fire Creek	Midas	and other	Total
Revenues	$28,082	$22,909	$—	$50,991	$25,268	$11,176	$—	$36,444
Production costs	11,351	14,078	—	25,429	10,060	8,663	—	18,723
Depreciation and depletion	6,112	2,597	—	8,709	5,345	1,304	—	6,649
Gross profit	10,619	6,234	—	16,853	9,863	1,209	—	11,072
General and administrative expenses	150	150	3,417	3,717	87	87	1,999	2,173
Loss on asset classified as held for sale	—	432	—	432	—	—	—	—
Income (loss) from operations	$10,469	$5,652	$(3,417)	$12,704	$9,776	$1,122	$(1,999)	$8,899
Capital expenditures	$6,351	$10,714	$210	$17,275	$3,004	$3,699	$417	$7,120
Total assets	$115,557	$194,808	$23,037	$333,402	$101,818	$132,324	$3,558	$237,700

	Six months ended June 30, 2015				Six months ended June 30, 2014
			Corporate				Corporate
	Fire Creek	Midas	and other	Total	Fire Creek	Midas	and other	Total
Revenues	$55,450	$42,793	$—	98,243	$25,268	$13,803	$—	$39,071
Production costs	22,464	29,825	—	52,289	10,060	10,338	—	20,398
Depreciation and depletion	13,143	5,155	—	18,298	5,345	1,581	—	6,926
Gross profit	19,843	7,813	—	27,656	9,863	1,884	—	11,747
General and administrative expenses	336	336	6,487	7,159	87	87	4,229	4,403
Loss on asset classified as held for sale	—	432	—	432	—	—	—	—
Income (loss) from operations	$19,507	$7,045	$(6,487)	$20,065	$9,776	$1,797	$(4,229)	$7,344
Capital expenditures	$10,511	$17,297	$572	$28,380	$5,654	$5,331	$455	$11,440
Total assets	$115,557	$194,808	$23,037	$333,402	$101,818	$132,324	$3,558	$237,700

15. Related Party Transactions

There were no related party transactions other than as disclosed below. The following table provides a summary of compensation for the Company's executives and directors:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash salaries, bonuses, and service fees	$1,151	$466	$1,771	$858
Share-based payments	406	67	902	200
	$1,557	$533	$2,673	$1,058

16. Supplemental Cash Flow Information

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Warrants issued on Midas acquisition and financings	$—	$—	$—	$8,761
Cash paid for income taxes	—	—	7,317	—

17. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value in the Condensed Consolidated Statements of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value hierarchy has the following levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

There were no transfers between fair value hierarchy levels for the six months ended June 30, 2015.

The following table provides a listing (by level) of the Company's financial assets and liabilities which are measured at fair value on a recurring basis:

		June 30, 2015			December 31, 2014
	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:
Equipment held for sale	4	$—	$231	$—	$—	$—	$—
Liabilities:
Derivative liability related to gold supply agreement	8	$—	$4,354	$—	$—	$5,073	$—

The Company’s equipment held for sale is related to a used underground drill, which was valued using a market approach from identical or similar assets in markets that are not active and, as such, equipment held for sale is classified within Level 2 of the fair value hierarchy.

The Company's derivative liability is valued by a third-party consultant (and reviewed by the Company) using an option pricing model and is classified within level 2 of the fair value hierarchy as it incorporates quoted prices from active markets and certain observable inputs, such as, forward metal prices and the volatility of such metal prices.

Other than the Company's equipment held for sale and derivative liability, the carrying values of financial assets and liabilities approximate their fair values due to their short term nature. The Company's Senior Notes (Note 7) and Obligations under gold purchase agreement (Note 6) are carried at amortized cost.

18. Commitments and Contingencies

During the six months ended June 30, 2015, no material changes have occurred with respect to the matters disclosed in Note 24. Contingencies to the Company’s audited consolidated financial statements for the year ended December 31, 2014 and no new contingencies have occurred since the issuance of such audited consolidated financial statements.